UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact December | 2025

Azul Updates the Market on the Progress of its Chapter 11 Proceedings

São Paulo, December 12, 2025 – Azul S.A. ("Azul” or “Company”) (B3: AZUL4; OTC: AZULQ), in line with previous disclosures, provides its shareholders and the market in general with updates and consolidates key information regarding the voluntary restructuring process in the United States of America (“United States”), under Chapter 11 of the United States Bankruptcy Code (the “Chapter 11”), before the United States Bankruptcy Court – Southern District of New York, in the State of New York (the “Court”), with the purpose of ensuring transparency and consistency in monitoring the developments of the process.

Plan Confirmation

The Company announces that the Plan received overwhelming support from all voting creditors, and in a hearing held today, the Court approved the Company’s reorganization plan, marking the successful completion of a key procedural milestone in the Chapter 11 process This decision reinforces the overall consistency of the proposed restructuring, enabling the Company to advance to the next phases of implementation in accordance with the terms previously disclosed. The Company will continue to keep the market informed about subsequent developments, in line with applicable regulations.

By way of background, the Company has been conducting, over the past several months, the restructuring process contemplated under the Chapter 11 plan, which sets forth the terms for reorganizing its financial and operational obligations. During this period, the Company has completed several key procedural steps, including the determination of creditor classes, the distribution of voting materials, and the implementation of the solicitation mechanics, all as previously disclosed to the market. The Plan confirmation represents another milestone within this previously disclosed and expected sequence, reinforcing the transparency the company has adopted in relation to the process as a whole.

Background and Restructuring Goals

In recent years, Azul has faced the profound effects of the COVID-19 pandemic combined with significant macroeconomic and industry pressures, which led to a substantial increase in its indebtedness. Amid economic and political instability in Brazil, the Company implemented several restructuring and capital-raising measures between 2020 and 2025, culminating in the filing for Chapter 11 in May 2025. Chapter 11 is a court-supervised financial restructuring process that allows the Company to reorganize its liabilities while continuing its operations. Azul has been leveraging this well-established legal framework to pursue its goal of eliminating more than US$ 2.0 billion in financial debt, renegotiating lease agreements, and optimizing its fleet, with the aim of emerging from Chapter 11 with greater flexibility and operational and financial sustainability.

Key Milestones and Steps of the Chapter 11

The Company presents below a non-exhaustive summary of the key milestones and steps of the Chapter 11 process already disclosed:

•	On May 28, 2025, Azul reported its Chapter 11 filing and the entry into Restructuring Support Agreements (“RSAs”) with its key stakeholders, including holders of the Company’s debt securities, its largest lessor, AerCap, and strategic investors United Airlines and American Airlines (“Strategic Investors”) to support the Chapter 11 process. Together, the RSAs provide for, among other things, approximately US$ 1.6 billion in DIP financing (Debtor in Possession – “DIP”) during the proceedings, the elimination of more than US$ 2.0 billion in debt, and up to US$ 950 million in new capital contributions upon emergence.

•	On August 1, 2025, Azul announced the execution of the Backstop Commitment Agreement (“BCA”) with certain stakeholders. The BCA provides for a US$ 650 million investment in a future equity offering of the Company.

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Material Fact December | 2025

•	On September 17, 2025, Azul reported that it had filed with the Court a reorganization plan (the “Plan”) in the context of the Chapter 11, consistent with the RSAs. The Company also filed a disclosure statement (the “Disclosure Statement”) with the Court summarizing the Plan, including information about the treatment of various classes of Azul’s creditors under the Plan, as well as other information related to Azul and the Plan. The Plan and the Disclosure Statement were made available through the channels previously disclosed by the Company to the market and contain, among other information, details regarding the treatment to be afforded to the Company’s creditors, equity holders, and other stakeholders as well as information on the capitalization of first level and second level claims and the resulting significant dilution expected for the Company’s current shareholder base.

•	On November 1, 2025, Azul announced an agreement with the Official Committee of Unsecured Creditors (“Committee” or “UCC”), securing the Committee’s support for the Plan. Among other terms, the agreement provides that unsecured creditors may choose to receive either (a) a pro rata share of up to US$20 million in cash or (b) an interest in a trust (“GUC Trust”), to which the Company has committed to contribute subscription warrants that may represent up to 5.5% of the Company’s shares on a fully diluted basis (though subject to dilution by the management incentive program) with a strike price equivalent to a market capitalization of US$3.8 billion (“GUC Subscription Warrants”), in addition to annual payments contingent on financial performance targets in 2027, 2028, and 2029, and amounts allocated to certain administrative expenses, all as set forth in the Plan

•	On November 25, 2025, the Court approved, pending execution by the parties, the equity investment agreements (“EIAs”) entered into by Azul with the Strategic Investors, or their affiliated entities. Under the terms of the respective EIAs, the Strategic Investors individually committed to make equity investments that will support the Company’s capitalization upon its emergence from Chapter 11 and are incorporated into the Plan. Each investor separately agreed to contribute US$100 million, totaling US$200 million in new funds. The consummation of the investments contemplated under the EIAs is subject to the satisfaction of certain customary conditions precedent for this type of transaction, including, but not limited to: (i) completion of Azul’s restructuring plan; and (ii) obtaining applicable regulatory approvals.

•	On November 25, 2025, the Company called an Extraordinary General Meeting to be held on December 16, 2025, in order to deliberate on the following matters on the agenda: (1) the amendment of the rules related to the Company’s authorized capital limit, as currently set forth in its Bylaws, which will become effective upon confirmation of the Plan, to occur through the issuance of a confirmation order by the Court pursuant to Section 1129 of the United States Bankruptcy Code (“Plan Confirmation”); and (2) as a result of the resolution under item (1) above, the amendment of Article 6 of the Company’s Bylaws to formalize the new authorized capital rules, which will also become effective upon Plan Confirmation.

All documents related to the Chapter 11 process remain available on the website maintained by the Company’s claims agent, Stretto, Inc., at https://cases.stretto.com/Azul.

Next Steps

With the goal of providing the market with structured guidance, we present below a summary of the main operational and procedural steps to be observed over the coming weeks and months following Plan Confirmation, as provided under the Plan:

•	Public Offering – Conversion of 1L Notes and 2L Notes. The Company will implement a public offering with automatic registration (“Public Offering – Conversion”) before the Brazilian Securities Commission (“CVM”). In this offering, certain creditors holding outstanding claims against the Company – specifically first-lien claims (“1L Notes”) and second-lien claims (“2L Notes”), as defined under the Plan – will be able to convert their respective claims, at face value, into equity in the Company through the issuance of: (i) new common and preferred shares (subject to the limitations on the number of preferred shares established by Brazilian Corporation Law); and (ii) immediately exercisable subscription warrants (issued to reflect the treatment agreed for holders of 1L Notes and 2L Notes under the Plan).

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Material Fact December | 2025

In line with applicable regulations, the existing shareholder base at the time of the announcement of the Public Offering – Conversion will have preemptive rights to subscribe for the new shares under the respective class currently held and corresponding warrants.

In order to ensure the proper implementation of the steps contemplated under the Plan — particularly given the number of creditors involved and the practical challenges of executing such steps if the direct participation of each creditor were required — it is expected that, as a preparatory measure to the public offering, the holders of the 1L Notes and 2L Notes will consolidate their respective claims against the Company into two distinct legal entities (one for the 1L Notes holders and another for the 2L Notes holders) (the “Creditor Entities”). In this structure, and in accordance with the Plan, the creditors are expected to participate in the public offering through the Creditor Entities, which will be strictly temporary vehicles established solely to enable the operational execution of the measures required under the Plan.

Pursuant to the Plan, the Creditor Entities will be dissolved prior to the Public Offering – New Money, as described below, so that the 1L Notes holders and the 2L Notes holders will become direct shareholders of the Company.

The Company has already engaged a financial institution as well as the necessary service providers to structure the Public Offering - Conversion , which is expected to be launched by year-end 2025.

•	Conversion of Convertible Debenture. Under the Plan, claims arising from the “Instrumento Particular de Escritura de Emissão Pública de Debêntures Conversíveis em Ações Preferenciais, da Espécie com Garantia Real, com Garantia Fidejussória Adicional, da Primeira Emissão de Azul S.A.” (“Convertible Debenture”) are also classified as 1L Notes. Accordingly, alongside the Public Offering – Conversion, the Convertible Debenture will be converted as part of the capitalization process for the 1L Notes.

As a preparatory measure, a debenture holders’ meeting will be convened to approve, among other matters, amendments to the debenture indenture regarding the conversion ratio, aligning it with the treatment granted to 1L Notes under the Plan.

Expected Dilution. As previously disclosed by the Company through prior communications to the market, its Investor Relations website, and its claims agent website, the Restructuring Support Agreement (as disclosed immediately upon filing for chapter 11 on May 28th, 2025), in addition to the Disclosure Statement and the Plan of Reorganization filled on September 16th, 2025 and approved by the Court on November 4th, 2025, the equitization of the 1L Notes (including the Convertible Debenture) and 2L Notes is expected to result in 97% of the Company’s share capital being held by 1L Note holders and 3% by 2L Note holders. Current shareholders who do not exercise their preemptive rights will face significant dilution, and the final ownership proportions may be adjusted based on any additional subscriptions by shareholders exercising such rights. In addition, the Plan also provides for the implementation of a management incentive program, which may represent up to 7% of the Company’s fully diluted equity following its emergence from Chapter 11. The terms and conditions of such plan will be determined by the Company´s new board of directors following emergence, including vesting conditions, terms and grants.

•	Conversion of Preferred Shares into Common Shares; Approval of New Governance; and Issuance of Subscription Warrants to Unsecured Creditors. To simplify its capital structure, the Company also intends to convert all its preferred shares into common shares. This conversion must be approved by holders of common shares at an Extraordinary General Meeting and by holders of preferred shares at a Special Meeting, in compliance with the Company’s Bylaws and applicable law.

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Material Fact December | 2025

In addition to the conversion of preferred shares into common shares, the Company expects to submit for shareholder approval, at the same Extraordinary General Meeting, a reformulation of its Bylaws to implement a new governance structure satisfactory to stakeholders involved in the restructuring process, as provided under the Plan. The effectiveness of these amendments, if approved, will be subject to the completion of the Company’s restructuring process, as determined by the Plan. In this scenario, the Company will no longer have a controlling shareholder. The conversion of preferred shares into common shares would grant shareholders withdrawal rights under applicable law. Such withdrawal rights will be at book value, per the terms of the Company´s bylaws and, given Azul´s negative book value (expected to continue to exist throughout implementation of the reorganization), would result in no economic value for such withdrawal rights.

Concurrently, the Company will issue GUC Subscription Warrants to certain unsecured creditors, which, if exercised, will grant such creditors up to 5.5% of the Company’s common shares on a fully diluted basis (though subject to dilution by the MIP) following the completion of the restructuring and subject to the conditions in the GUC Subscription Warrants.

The existing shareholder base at the time of issuance of the subscription warrants will have preemptive rights, which may be waived by shareholders in accordance with applicable law and which are required to be waived by 1L and 2L creditors under the Plan.

•	Public Offering – New Capital. Subsequently, the Company will carry out a new public offering with automatic registration before the CVM to raise up to US$ 950 million (“Public Offering – New Capital”), noting that certain creditors may subscribe for shares issued in this offering by offsetting existing claims against the Company. Under the BCA, the Public Offering – New Capital will be anchored by committed investors and subscribed by one or more strategic investors, as contemplated in the Plan. As further contemplated in the Plan, the shares issued in connection with the Public Offering – New Capital will be issued at a price representing a 30% discount to the Company’s equity value defined in the Plan and such issuance is expected to result in dilution of over 80% to the then existing shareholder base (which following the conversions described above is expected to consist of approximately 97% 1L Note holders and 3% 2L Note holders), assuming preemptive rights are not exercised.

The existing shareholder base at the time of the Public Offering – New Capital will have preemptive rights to subscribe for the newly issued shares, which may be waived by shareholders in accordance with applicable law. The expectation is that the Public Offering – New Capital will be launched concurrently with the closing of the Public Offering – Conversion.

Subject to approval by the Brazilian antitrust authority (CADE), the Plan currently provides that the investments by Strategic Investors in the Company will be consummated through the Public Offering – New Capital.

As a result of the measures described above, the Company is expected to have a widely dispersed capital structure upon completion of the restructuring process. Under the terms of the Plan, there will be no defined controlling shareholder, nor any shareholders’ agreement or similar voting arrangement among shareholders. The Company’s new governance structure will be set forth exclusively in its new Bylaws.

The Company continues to conduct its processes with focus, discipline, and alignment with the established guidelines, advancing according to the planned timeline and maintaining consistency in the execution of ongoing initiatives. Azul remains committed to transparency and to delivering the milestones set forth, preserving operational regularity and predictability for all stakeholders.

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Material Fact December | 2025

Communication and Transparency with the Market

Azul will keep its shareholders, customers, crew members and the market informed about all other relevant developments of the restructuring process, in full compliance with applicable laws and regulations. Stakeholders seeking specific information about Azul’s Chapter 11 process may access the dedicated website www.azulmaisforte.com.br. For information about the case and the submission of claims, access https://cases.stretto.com/Azul or call (833) 888-8055 (toll-free in the U.S.) or +1 (949) 556-3896 (international).

About Azul

Azul S.A. (B3: AZUL4; OTC: AZULQ), the largest airline in Brazil in terms of cities served, offers more than 800 daily flights to 137 destinations. With an operational fleet of around 200 aircraft and over 14,000 crew members, the company operates a network of 250 direct routes. Azul was named by Cirium (a leading aviation data analytics company) as the 2nd most punctual airline in the world in 2023. In 2020, Azul was awarded as the best airline in the world by TripAdvisor, marking the first time a Brazilian airline achieved first place in the Traveller's Choice Awards. For more information visit ri.voeazul.com.br/en/

Contact

Investor Relations	Press Relations
Tel: +55 11 4831 2880	Tel: +55 11 98196-1035
invest@voeazul.com.br	imprensa@voeazul.com.br

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    December 12, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer